[LETTERHEAD OF BRIGGS AND MORGAN]	Alec C. Sherod
(612) 977-8727
asherod@briggs.com

April 24, 2007

Daniel F. Duchovny, Esq.
Special Counsel, Office of Mergers & Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Re:	K-tel International, Inc. (the “Company”)
Schedule 13E-3
Filed January 8, 2007
File No. 005-19938

Dear Mr. Duchovny:

We are providing an EDGAR transmission of Amendment No. 1 to the above-referenced Schedule 13E-3 (“Amendment No. 1”) pursuant to the Securities Act of 1934, as amended.  We are also responding to the comments presented in your letter dated February 2, 2007.  For convenience, each response is preceded by the related Staff comment, each of which is presented in boldface type.

Schedule 13E-3

Introduction

1.                                     We note your disclosure that your board is authorized to effect the stock splits without shareholder approval on the condition that the rights or preferences of the holders of your securities will not be adversely affected. Please provide us your analysis of how the proposed transaction will not adversely affect the rights of holders of 5,000 or fewer shares of common stock.

The filing persons note that the right to continue as a shareholder is subject to Section 302A.402 of the Minnesota Business Corporation Act (the “MBCA”), which permits a reverse split (share combination), and Section 302A.423(1)(b), which expressly provides that, in lieu of issuing fractional shares, a corporation may “pay in money the fair value of fractions of a share as of the time when persons entitled to receive the fractions are determined.”  In addition, the Special Committee of the Company’s Board of Directors adopted the opinion of Craig-Hallum Capital Group LLC that the consideration to be paid to shareholders owning fractional shares after the reverse split is fair, from a financial point of view, to such shareholders.

The filing persons also note that any shareholder who would otherwise be cashed out in the Transaction but who wishes to remain a shareholder following the Transaction may make the decision to purchase sufficient shares in advance of the Record Date to cause it to own more than 5,000 pre-Reverse Split shares.  The Company’s securities can be purchased for a relatively nominal amount per share.

In addition, the filing persons note their view that the reference in MBCA Section 302A.402 to an adverse effect on the rights or preferences of a class refers only to an adverse change in the express terms of a class of stock (such as, for example, the right of preferred shareholders to receive a preferred dividend), and does not limit the power and authority of the Board to effectuate a reverse split.  The filing persons note in particular Section 302A.402, subd. 4, which states that “an increase or decrease in the relative voting rights of the shares that are the subject of the division or combination that arises solely from the increase or decrease in the number of shares outstanding is not an adverse effect on the outstanding shares of any class or series.”

2.                                     We note that 2808715 Manitoba Limited and National Developments Ltd. are affiliates of Mr. Kives and K-5 and appear to be affiliates of the company by virtue of their shareholdings.  Please advise us why each of these entities has not also been identified as a filing person in the Schedule 13E-3.

The filing persons acknowledge the Staff’s comment and have made appropriate revisions throughout Amendment No. 1 to include 2808715 Manitoba Limited and National Developments Ltd. as filing persons of the Schedule 13E-3.

3.                                     Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which he relied in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the company, and this fact should be reflected in the disclosure. In addition, be sure that each new filer signs the Schedule 13E-3 in its individual capacity.

The filing persons have made appropriate revisions throughout Amendment No. 1 to include all of the information required by Schedule 13E-3 with respect to 2808715 Manitoba Limited and National Developments Ltd.  Please also see response to Comment #2 above.

Disclosure Statement

Summary Term Sheet, page 1

4.                                     With respect to the anticipated timing of the splits, please describe your current intentions the paragraph entitled “Shareholders with shares held in street name” and where appropriate elsewhere in the disclosure statement.

The filing persons have revised the disclosure to clarify the anticipated timing of the split transactions.  The Company anticipates that it will set a record date and effective date following completion of the SEC’s review of the Company’s Schedule 13E-3.

5.                                     Please revise the paragraph entitled “Shareholder Rights” to describe how a security holder who holds fewer than 5,000 shares of your common stock may remain a security holder after the stock splits.

The filing persons have revised the disclosure.

Introduction, page 7

6.                                     We note that the information incorporated by reference to your annual report on Form 10-K is dated as of June 30, 2006. Please confirm whether that information continues to be current. Alternatively, please update the disclosure as necessary.

The Company hereby confirms that the information set forth in the Company’s Form 10-K for the fiscal year ended June 30, 2006 continues to be current, as updated by the incorporation by reference of the Company’s Form 10-Q for the quarter ended December 31, 2006.

Special Factors

7.                                     The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the proxy statement, immediately following the Summary Term Sheet.  See Rule 13e-3(e)(1)(ii).

The filing persons note that Rule 13e-3(e)(1)(ii) requires only that the information be “prominently disclosed in a “Special Factors” section in the front of the disclosure document [emphasis added].”  The filing persons believe that the placement of the “Introduction” section of the Disclosure Document following the Summary Term Sheet is important to a reader’s understanding of the Transaction, and that the “Special Factors” section as placed in the Schedule 13E-3 following the Introduction meets the requirements of Rule 13e-3(e)(1)(ii).

Background of the Transaction, page 11

8.                                     Please revise the third paragraph of this section to quantify the various costs to which you refer.

The filing persons have revised the disclosure.

9.                                     Please describe briefly the competitive disadvantages you refer to in the fourth paragraph of this section.

The filing persons have revised the disclosure to better describe the impact of the Transaction on the Company’s competitive position.

10.                              Please explain why Mr. Hayne and Mr. Marklund were selected to form the special committee. Please disclose whether these committee members were independent directors, describe the duties of the committee, the scope of its authority, and the period during which it served.

The filing persons have added explanatory disclosure as requested.

11.                              Please file the materials presented by Craig-Hallum to your board on December 8, 2006 as an exhibit to Schedule 13E-3.  See Item 1016(c) of Regulation M-A.

The filing persons have included the Fairness Opinion Materials presented by Craig-Hallum to the Company’s Board of Directors on December 8, 2006 as Exhibit 16(c)(iii) to Amendment No. 1.

12.                              Please explain why the special committee considered a 25% premium to be the adequate premium to the value of the company’s stock in recommending a price to be paid to cashed-out security holders.

The filing persons have added explanatory disclosure to “Special Factors—Background of the Transaction.”

Reasons for the Transaction, page 16

13.                              Given that several of the factors you list as contributing to the decision to take the company private appear to have existed for at least one year, such as the expenses to be incurred as the cost savings from not having to comply with our filing requirements and the lack of a liquid market for your securities, revise to indicate why you are undertaking the going private transaction at this time as opposed to other times in the company’s operating history.  Refer to Item 1013(c) of Regulation M-A.

The filing persons have added the requested disclosure to explain why the Company is now undertaking the going private transaction as opposed to other times in our operating history.

14.                              Please quantify the costs expected to be incurred in complying with the disclosure requirements to take effect in 2007, as disclosed in the second paragraph of this section. If you have not estimated those costs, please state so.

The Company has not estimated the costs expected to be incurred to comply with the disclosure requirements applicable to the Company in 2007, and has revised the disclosure accordingly.

15.                              Please explain whether you considered using an alternative ratio that would have enabled some unaffiliated security holders to retain an ownership interest in your company while still sufficiently reducing the total number of security holders so that you may seek to terminate your Exchange Act reporting obligations. See Item 1013(c) of Regulation M-A.

The filing persons have added the explanatory disclosure as requested.

Factors Considered by the Special Committee, page 17

16.                              Revise your document to provide the disclosure required by Item 1014 of Regulation M-A.  Note that the fairness determination must be made by each filing person, including the company. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others (i.e., the special committee or the financial advisor), such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Note additionally that a listing of the factors considered, without a discussion of how that factor relates to the determination that the transaction is fair to the unaffiliated security holders (i.e., how each factor was analyzed) is inadequate. See In the Matter of Meyers Parking Systems Inc., Securities Exchange Act Rel. No. 26069 (September 12, 1988).

The filing persons have revised the disclosure as requested.

17.                              We note that the special committee considered the opinion of Craig-Hallum in making a fairness determination. Please also address how the special committee, or any filing person relying on the opinion, was able to reach the fairness determination as to unaffiliated security holders given that the Craig-Hallum fairness opinion addressed fairness with respect to security holders who will receive a cash payment instead of unaffiliated security holders who will receive a cash payment and those who will remain security holders after the transaction.

The filing persons have revised the disclosure as requested.

18.                              See our comment above and refer to the discussion of potential adverse factors of the transaction on page 18. Please address the procedural fairness of the transaction to unaffiliated security holders given the disclosure in the first three bullet points. Refer to Item 1014(c)-(e) of Regulation M-A.

The filing persons have added the disclosure as requested.  Please also see the filing persons’ response to Comment #1 above with respect to the treatment under Minnesota state law of the Company’s shareholders holding fewer than 5,000 shares of common stock before the reverse split, and the filing persons’ response to Comment #17 above.

19.                              Refer to the last paragraph in this section. Please revise your disclosure to affirmatively state that Mr. Kives and K-5 are filing persons under Rule 13e-3.

The filing persons have revised the disclosure as requested.

Alternatives to the Transaction, page 19

20.                              We note that state law does not provide appraisal rights in connection with this transaction. Discuss whether this was a factor in setting the structure of this going private transaction. That is, how did the board consider the lack of appraisal rights in choosing the method by which to take the company private? Would appraisal rights have been available had you chosen a different means?

The filing persons have added the requested disclosure.

Effects of the Transaction – Effects on the Company’s Shareholders, page 18

21.                              The circumstances under which the board may choose to abandon the going private transaction prior to the effective date are material and should be described with as much specificity as possible in this section.

The filing persons have revised the disclosure as requested.

22.                              Your disclosure in the third full paragraph of page 20 indicates that the transaction will be effective at the beneficial holder level. Expand your disclosure to explain the procedures you will follow in order to effect the transaction at the beneficial holder level.

The filing persons have expanded the disclosure as requested.

23.                              Expand this section to disclose how the percentage of shares held by affiliates will change as a result of the reverse and forward stock splits.

The filing persons have added the requested disclosure.

Opinion of Craig-Hallum, page 22

24.                              Please disclose the financial projections provided to Craig-Hallum. Also, please include a cross-reference to the projections in the Discounted Cash Flow Analysis section, as necessary.

The Company has added the requested disclosure.

Comparable Public Company Analysis, page 25

25.                              Please revise to disclose, for each comparable company, the enterprise, revenue and EBITDA values underlying the multiples resulting from Craig-Hallum’s analysis.

The filing persons have added the requested disclosure.

26.                              Refer to the last sentence in this section. Please describe the qualitative judgments made by Craig-Hallum in this analysis.

The filing persons have been advised by Craig-Hallum that such qualitative judgments include access to capital markets, management capabilities, competitive position, diversity of product line and base of intellectual property rights.  The filing persons have revised the disclosure accordingly.

Discounted Cash Flow Analysis, page 27

27.                              Please explain how Craig-Hallum determined that discount rates of 16-20% and constant growth rates of 2-4% were the most appropriate indicators of value. Disclose the industry averages. Also, to the extent the data used in this analysis was more extensive than the projections referred to above, please provide that data here.

The filing persons have added explanatory disclosure as requested.

Summary Analysis of Recent Going Private Transactions, page 27

28.                              Please list the twelve transactions that Craig-Hallum used in its analysis and present the relevant information from each transaction that Craig-Hallum used to conduct its analysis. In addition, please explain why Craig-Hallum selected a 20-day measuring period for its analysis.

The filing persons have added the requested disclosure.

Related Party Transactions, page 28

29.                              Please update the interest rates applicable to the loan agreements with K-5.

The filing persons have updated the disclosure as requested.

Federal Income Tax Consequences of the Transaction, page 44

30.                              We note the first sentence and the last paragraph of this section refer to “certain” of the material federal income tax consequences of the transaction. Please revise to refer to “material” consequences.

The filing persons have revised the disclosure as requested.

31.                              While you may recommend that security holders consult their own tax advisors with respect to their particular tax consequences, you may not “urge” them to do so. Please revise.

The filing persons have revised the disclosure as requested.

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If you have any questions in connection with the filings or this letter, please contact the undersigned at (612) 977-8727 or Avron Gordon at (612) 977-8455.

Very truly yours,

BRIGGS AND MORGAN,
Professional Association

By:	/s/ Alec C. Sherod
Alec C. Sherod

ACS/jlp